Notice of
Annual Meeting
of Shareholders
&
Management
Information Circular

MEETING TO BE HELD MAY 26, 2010

NovaGold Resources Inc.

Suite 2300 – 200 Granville Street
Vancouver, British Columbia
Canada V6C 1S4
Tel: 604-669-6227 or 1-866-669-6227
Fax: 604-669-6272
Website: www.novagold.net

NOVAGOLD RESOURCES INC.
Suite 2300 - 200 Granville Street
Vancouver, British Columbia V6C 1S4

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of the Shareholders of NovaGold Resources Inc. (the “Company”) will be held at the Pan Pacific Hotel, Coal Harbour Room, 999 Canada Place, Vancouver, British Columbia, on Wednesday, May 26, 2010 at 2:00 p.m. (Vancouver time), for the following purposes:

1.	To receive the Annual Report of the Directors containing the consolidated financial statements of the Company for the year ended November 30, 2009, together with the Report of the Auditors thereon;

2.	To elect Directors of the Company for the forthcoming year;

3.	To appoint the Auditors of the Company for the forthcoming year and to authorize the Directors to fix the Auditors’ remuneration; and

4.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

Only Shareholders of record at the close of business on April 23, 2010 are entitled to receive notice of the Meeting and to vote at the Meeting.

To assure your representation at the Meeting, please complete, sign, date and return the enclosed proxy, whether or not you plan to personally attend. Sending your proxy will not prevent you from voting in person at the Meeting. All proxies completed by registered Shareholders must be returned to the Company:

(a)

by delivering the proxy to the Company’s transfer agent, Computershare Investor Services Inc. at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Friday, May 21, 2010, at 2:00 p.m. (Vancouver time);

(b)

by fax to the Toronto office of Computershare Investor Services Inc., Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Friday, May 21, 2010 at 2:00 p.m. (Vancouver time); or

(c)	by internet, as instructed in the enclosed form of proxy, not later than Friday, May 21, 2010 at 2:00 p.m. (Vancouver time).

Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary. More detailed description on returning proxies by non-registered Shareholders can be found on page 2 of the attached Management Information Circular.

DATED at Vancouver, British Columbia, this 10th day of April, 2010.

BY ORDER OF THE BOARD OF DIRECTORS
“Rick Van Nieuwenhuyse”
Rick Van Nieuwenhuyse, President and Chief Executive Officer

INFORMATION REGARDING ORGANIZATION AND CONDUCT OF MEETING

Solicitation of Proxies

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF NOVAGOLD RESOURCES INC. (the “Company”) for use at the Annual Meeting of Shareholders of the Company to be held at the Pan Pacific Hotel, Coal Harbour Room, 999 Canada Place, Vancouver, British Columbia, at 2:00 p.m. (Vancouver time) on Wednesday, May 26, 2010 (the “Meeting”) or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. Solicitation of proxies will be by mail or courier supplemented by telephone or other personal contact by employees or agents of the Company at nominal cost, and all costs thereof will be paid by the Company. The Company will also pay the fees and costs of intermediaries for their services in transmitting proxy related material in accordance with National Instrument 54-101. Unless otherwise specified, the information in this Management Information Circular is current as at April 10, 2010. Unless otherwise indicated, all references to “$” or “C$” in this circular refer to Canadian dollars. References to “US$” in this circular refer to United States dollars.

The Board of Directors of the Company has fixed the record date for the Meeting as the close of business on April 23, 2010 (the “Record Date”). If a person acquires ownership of shares subsequent to the Record Date he may establish a right to vote by delivering evidence of ownership of his Common Shares satisfactory to the Board of Directors and the request for his name to be placed on the voting list to Blake, Cassels & Graydon LLP, the Company’s legal counsel, at Suite 2600, 595 Burrard Street, Vancouver, BC, V7X 1L3, Attention: Peter Kalbfleisch. Subject to the above, all registered holders of Common Shares at the close of business on the Record Date will be entitled to vote at the Meeting. Such registered holders will be entitled to one vote each on a show of hands and one vote per Common Share on a poll.

Two or more persons present in person or by proxy representing at least 10% of the Common Shares entitled to vote at the Meeting will constitute a quorum at the Meeting.

Appointment and Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. In addition to any other manner permitted by law, a Shareholder who has given an instrument of proxy may revoke it by instrument in writing, executed by the Shareholder or by his attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal, and deposited either with the Company’s legal counsel, Blake, Cassels & Graydon LLP, at Suite 2600, 595 Burrard Street, Vancouver, BC, V7X 1L3, Attention: Peter Kalbfleisch, or with the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”) at its office at 510 Burrard Street, 2nd Floor, Vancouver, BC, V6C 3B9, at any time up to and including the last business day preceding the Meeting at which the proxy is to be used, or any adjournment thereof or with the Chairman of such Meeting on the date of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. A Shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

The persons named in the enclosed instrument appointing proxy are Officers and Directors of the Company. Each Shareholder has the right to appoint a person or a company (who need not be a Shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated on the enclosed instrument appointing proxy and by inserting such person’s name in the blank space provided for that purpose or by completing another form of proxy acceptable to the Board of Directors of the Company.

Registered Shareholders

Registered Shareholders have two methods by which they can vote their shares at the Meeting, namely in person or by proxy. Shareholders wishing to vote in person at the Meeting should not complete and return the proxy included with this Management Information Circular. Their vote will be taken and counted at the Meeting. Shareholders who do not wish to attend the Meeting or do not wish to vote in person, can vote by proxy.

A registered Shareholder must return the completed proxy to the Company:

(a)

by delivering the proxy to the Toronto office of the Company’s transfer agent, Computershare at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Friday, May 21, 2010, at 2:00 p.m. (Vancouver time);

(b)	by fax to the Toronto office of Computershare, Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Friday, May 21, 2010, at 2:00 p.m. (Vancouver time); or

(c)	by internet, as instructed in the enclosed form of proxy, not later than Friday, May 21, 2010, at 2:00 p.m. (Vancouver time).

Non-Registered Shareholders

The information set forth in this section is of significant importance to many Shareholders of the Company, as a substantial number of Shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (i.e. non-registered or beneficial shareholders) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those shares will not be registered in the Shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services Inc. (formerly known as ADP Investor Communications Corporation) (“Broadridge”). Broadridge typically uses its own form of proxy, mails those forms to the beneficial Shareholders and asks beneficial Shareholders to either return the proxy forms to Broadridge or alternatively provide voting instructions by using the Broadridge automated telephone system. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A beneficial Shareholder receiving a proxy from Broadridge cannot use that proxy to vote shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the shares voted.

Although a beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or an agent of the broker), a beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Exercise of Proxies

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the person(s) designated by management of the Company in the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions given on the form of proxy and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. Where no choice is specified, the enclosed proxy will confer discretionary authority and will be voted in favour of all matters referred to on the form of proxy.

The proxy also confers discretionary authority to vote for, withhold from voting or vote against amendments or variations to matters identified in the Notice of Meeting and with respect to other matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting. Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business other than that referred to in the accompanying Notice of Meeting which will be presented at the Meeting. However, if any other matters properly come before the Meeting, it is the intention of the person named in the enclosed proxy to vote in accordance with the recommendations of management of the Company.

Proxies must be received by Computershare not later than Friday, May 21, 2010 at 2:00 p.m. (Vancouver time).

Voting Shares and Principal Holders Thereof

As at April 10, 2010, the Company has outstanding 220,429,275 Common Shares without nominal or par value. Each Common Share is entitled to one vote. As of such date, no preferred shares were issued and outstanding. To the knowledge of the Directors and senior Officers of the Company, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares of the Company as of April 10, 2010, except as described below.

Name of Shareholder	Number of Voting Securities	Percentage of Outstanding Voting Securities
Electrum Strategic Resources LLC (“Electrum”)	51,916,412	23.55%

As part of Electrum’s investment in NovaGold, the Company agreed to provide Electrum with the right to designate an observer at all meetings of the Board of Directors of NovaGold and any committee thereof so long as Electrum and its affiliates hold not less than 15% common shares of the Company. Electrum has appointed Mr. Igor Levental as the observer.

Mr. Levental is Executive Vice President of Electrum USA Ltd., the management company for Electrum Ltd., one of the largest global precious metals exploration companies in the world. Prior to joining Electrum in February 2007, he was Vice President, Investor Relations and Corporate Development of Apex Silver Mines Ltd, which developed Bolivia’s San Cristóbal mine, one of the largest silver-zinc-lead operations in the world. Mr. Levental’s 30-year career includes several key executive positions in the industry such as Vice President, Investor Relations of Homestake Mining Company which merged with Barrick Gold in 2001 to form the largest gold mining company in the world and Vice President, Investments and Investor Relations of International Corona Corporation, which merged with Homestake in 1992. Mr. Levental is a member of the Board of Directors of Gabriel Resources Ltd., a major precious metals development company. He is a Professional Engineer of the Province of Ontario and holds a B.Sc. in Chemical Engineering and an MBA from the University of Alberta.

Mr. Levental has also been engaged by the Company as a consultant to the Board of Directors. For his consulting services to the Board of Directors, Mr. Levental was granted 100,000 stock options on January 8, 2009 at an exercise price of $2.45 subject to a vesting schedule where one-third vests upon the closing of the Electrum financing, one-third on the first anniversary date of the closing of the Electrum financing and one-third on the second anniversary date of the closing of the Electrum financing. Mr. Levental was also granted 150,000 stock options on May 29, 2009 at an exercise price of $5.25 which were 100% vested on the grant date. For the 2009 fiscal year, Mr. Levental also received an annual retainer of US$10,000 and a fee of US$1,000 per meeting for which he provided services. Effective December 1, 2009, Mr. Levental receives an annual retainer of US$16,800 and a fee of US$1,150 per meeting for which he provides services. Mr. Levental’s areas of experience include: private equity, investor relations, corporate development, engineering and board.

MATTERS TO BE ACTED UPON AT MEETING

Election of Directors

According to the Articles of Association of the Company, the Board of Directors shall consist of not less than one and no more than 10 persons, such number within that range to be determined by resolution of the Directors of the Company. The Board of Directors has presently determined that the business of the Company may properly be conducted by a Board of Directors consisting of six Directors.

The proposed nominees in the list that follows are, in the opinion of management, well qualified to direct the Company’s activities for the ensuing year and have confirmed their willingness to serve as Directors, if elected. The term of office of each Director elected will be until the next annual meeting of the Shareholders of the Company or until his successor is duly appointed.

Unless the proxy specifically instructs the proxyholder to withhold such vote, Common Shares represented by the proxies hereby solicited shall be voted FOR the election of the nominees whose names are set forth below. If, prior to the Meeting, any of the listed nominees shall become unavailable to serve, the persons designated in the proxy form will have the right to use their discretion in voting for a properly qualified substitute.

Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to elect the Directors.

Name, Province or State and Country of Residence	Age	Independence	Principal Occupation	Director Since	Meets Share Ownership Guidelines (4)
Tony S. Giardini(1)(2) British Columbia, Canada	50	Independent	Chief Financial Officer, Ivanhoe Mines Ltd.	2008	No
Kalidas V. Madhavpeddi(1)(3) Arizona, United States of America	54	Independent	President of Azteca Consulting LLC and Chief Executive Officer of Aurizon Resources Ltd.(5)	2007	Yes
Gerald J. McConnell(2) Nova Scotia, Canada	65	Independent	Businessman	1984	Yes
Clynton R. Nauman(3) Washington, United States of America	61	Non-independent	Chief Executive Officer of Alexco Resource Corp. and Asset Liability Management Group ULC	1999	Yes
James L. Philip(1)(2) British Columbia, Canada	56	Independent	President of Clan Chatton Finance Ltd.	2003	No
Rick Van Nieuwenhuyse(3) British Columbia, Canada	54	Non-independent	President and Chief Executive Officer of the Company	1999	Yes

(1)	Member of the Audit and Corporate Governance Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Environment, Health, Safety and Sustainability Committee.
(4)	See Director’s Share Ownership for details on share ownership guidelines and the number of securities beneficially owned, or controlled or directed, directly or indirectly, by each proposed director.
(5)	Aurizon Resources Ltd. is a British Virgin Island company owned by China Molybdenum Co. Ltd. (Hong Kong).

Tony S. Giardini, CA

Mr. Giardini, a Director of the Company, is Chief Financial Officer of Ivanhoe Mines Ltd., an international mining company listed on the TSX and the NYSE, with operations focused in Central Asia and the Asia Pacific region. Prior to joining Ivanhoe, Mr. Giardini spent more than 10 years with Placer Dome Inc. as Vice-President and Treasurer, responsible for managing and overseeing the company’s debt and capital market activities, including managing banking relationships with US, Canadian and international banks. During his time at Placer Dome, Mr. Giardini led the financing team that raised in excess of US$1 billion in debt and equity financings. Mr. Giardini is a CA and CPA and spent 12 years with accounting firm KPMG prior to joining Placer Dome.

Areas of experience include: finance, investment banking, governance, mining industry, treasury and audit.

Kalidas V. Madhavpeddi

Mr. Madhavpeddi, a Director of the Company, has over 25 years of experience in business development, corporate strategy, global mergers and acquisitions, marketing, trading and sales. After nearly 26 years with Phelps Dodge, at that time the world’s largest publicly traded copper company, Mr. Madhavpeddi now works as President, Azteca Consulting LLC, an investment and advisory company to the mining industry. Mr. Madhavpeddi held various executive positions at Phelps Dodge including Senior Vice President, Business Development, President, Phelps Dodge Wire and Cable Co., and Senior Vice President, Phelps Dodge Sales Company.

Areas of experience include: business development, operations, corporate strategy, mergers and acquisitions, marketing and sales, and mining industry.

Gerald J. McConnell, Q.C.

Mr. McConnell, a Director of the Company, is a businessman. From 1990 to 2010, he was President and Chief Executive Officer of Etruscan Resources Inc., a junior natural resource company. He is also chairman of the board of directors of Etruscan Resources. From December 1984 to January 1998, Mr. McConnell was the President of the Company and from January 1998 to May 1999 he was the Chairman and Chief Executive Officer of the Company. Gerald McConnell was called to the bar of Nova Scotia in 1971 and was an associate and partner with the law firm Patterson Palmer, Halifax Regional Municipality, Nova Scotia from 1971 to 1987.

Areas of experience include: legal, compensation, operations, mining industry, senior officer and board.

Clynton R. Nauman

Mr. Nauman, a Director of the Company, is the Chief Executive Officer of Alexco Resource Corp. and Asset Liability Management Group ULC, and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, positions he held from February 1998 until February 2003. Previously, Mr. Nauman was the General Manager of Kennecott Minerals from 1993 to 1998. Mr. Nauman has 25 years of diversified experience in the mining industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

Areas of experience include: environmental, geology, exploration, operations, mining industry and senior officer.

James L. Philip, CA

Mr. Philip, a Director of the Company, is the President of Clan Chatton Finance Ltd., a private investment holding company. Mr. Philip joined Morgan & Company Chartered Accountants in May 1980 and became a partner in June 1981 and was managing partner from August 1993 until December 2004. Mr. Philip is a chartered accountant and has over 25 years of public accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients included a significant number of public companies in the mining resource sector. The services he provided his clients included assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.

Areas of experience include: public disclosure, compliance, governance and audit.

Rick Van Nieuwenhuyse

Mr. Van Nieuwenhuyse joined the Company as President and Chief Operating Officer in January 1998 and was appointed as Chief Executive Officer in May 1999. Mr. Van Nieuwenhuyse brings with him over 25 years of experience in the natural resource sector including most recently as Vice President of Exploration for Placer Dome. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse brings years of working experience in and knowledge of Alaska to the Company. Mr. Van Nieuwenhuyse has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Universite de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona.

Areas of experience include: exploration, geology, government relations, mining industry, senior officer and board.

Appointment of Auditors

The auditors of the Company since May 22, 2002 have been PricewaterhouseCoopers LLP, Chartered Accountants, 250 Howe Street, 7th Floor, Vancouver, British Columbia. From December 11, 1984 to May 22, 2002, the Halifax office of PricewaterhouseCoopers LLP served as auditors of the Company. The Shareholders will be asked at the Meeting to vote for the appointment of PricewaterhouseCoopers LLP located at 250 Howe Street, 7th Floor, Vancouver, British Columbia as auditors of the Company until the next annual meeting of the Shareholders of the Company or until a successor is appointed, at a remuneration to be fixed by the Directors.

A table setting forth the fees paid by the Company to its independent Auditor, PricewaterhouseCoopers LLP for the years ended November 30, 2009 and November 30, 2008 is set forth below.

	Years Ended November 30
	2009	2008
Audit Fees	$608,650	$824,350
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	$26,970
Total	$608,650	$851,320

“Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for review and advisory services associated with the Company’s financial reporting.

“All Other Fees” for 2009 and 2008, respectively, are fees charged by PricewaterhouseCoopers LLP for services not described above.

Pre-Approval Policies and Procedures

All services to be performed by the Company’s independent auditor must be approved in advance by the Audit Committee. The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a charter governing its conduct. The charter is reviewed annually and requires the pre-approval of all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor, subject to the de minimis exceptions for non-audit services as allowed by applicable law or regulation. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting. Pursuant to these procedures, all services and related fees reported were pre-approved by the Audit Committee.

In the absence of a contrary instruction, it is intended that all proxies received will be voted IN FAVOUR of the appointment of PricewaterhouseCoopers LLP as auditors of the Company until the next annual meeting of Shareholders or until a successor is appointed, at a remuneration to be fixed by the Directors.

Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to appoint the auditors of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes and explains the executive compensation program implemented by NovaGold to motivate and reward the following named executive officers (“NEOs”) for the fiscal year ending November 30, 2009:

  Mr. Rick Van Nieuwenhuyse: President and Chief Executive Officer (“CEO”)

  Mr. Robert J. (Don) MacDonald: Senior Vice-President and Chief Financial Officer (“CFO”)

  Mr. Gregory Johnson: Vice-President, Strategic Development

  Mr. Joseph Piekenbrock: Vice-President, Exploration

  Ms. Elaine Sanders: Vice-President, Finance

Executive Summary

NovaGold has a pay-for-performance philosophy and the compensation programs of the Company are designed to attract and retain executive officers with the talent and experience necessary for the success of the Company. A significant portion of total direct compensation is dependent on actual performance measured against short-term and long-term goals of the Company, the group, and the individual, as approved by the CEO and the Board of Directors.

As directed by the Compensation Committee of the Board of Directors (“Compensation Committee”), the Company has a compensation philosophy to pay above the median of its peer group companies as follows:

Base Salary – 62.5 th percentile of the market
Total Cash Compensation – 62.5 th percentile of the market Total Direct Compensation – 75th percentile of the market
Total cash compensation includes base salary and annual incentive compensation. Total direct compensation includes base salary, annual incentive compensation and long-term incentive compensation.

The Company has chosen to target pay above the median of its peer group for the following reasons:

  NovaGold’s market cap is above the median of its peer group; and

  NovaGold has world-class deposits and needs to attract and retain employees with experience working for larger companies than that of our peer group because of our large joint venture partners.

The Compensation Committee evaluates each executive officer position to establish skill requirements and levels of responsibility. The Compensation Committee, after referring to market information provided by its outside compensation advisor, Mercer (Canada) Limited (“Mercer”), determines compensation for the executive officers.

Late in 2008, unprecedented disruption in the capital markets and the resulting economic slowdown created financial difficulties for the Company. As a result, the Compensation Committee concluded that there would be no annual incentive payout for 2008 performance or base salary increases for 2009. Subsequently, the Compensation Committee approved a stock option grant in January 2009 in an effort to ensure the Company was able to retain the NEOs and other employees needed to rebuild NovaGold and for the long-term success of the Company.

In May 2009, NovaGold Shareholders approved the amended 2004 Stock Award Plan and the 2009 Performance Share Unit Plan (“PSU”). Both plans reflect the Company’s philosophy of aligning the interests of executives with those of Shareholders by tying executive compensation to share price performance and long-term shareholder value. Shortly after the approval of these plans, the Compensation Committee approved a stock-based grant comprised of 75% stock options and 25% PSUs which was split between an annual grant and a retention grant.

2009 was an extremely successful re-building year for NovaGold. Due to the efforts of its executives and employees, the Company accomplished the following significant achievements under difficult circumstances:

  Raised US$75 million in January 2009 from an equity financing that allowed the Company to continue operating.

  Achieved share price increase of approximately 230% over calendar 2009.

  Re-negotiated the Galore Creek agreement to obtain a carried 50% interest for at least 2 years.

  Added significant reserves by completing the feasibility study at Donlin Creek.

  Stabilized Rock Creek water management by reducing water levels and implementing an effective storm water pollution prevention plan.

  Achieved no lost time incidents for the year at all sites.

  Managed overall budget within 10% variance.

  Improved accountability by implementing Operations Management tracking systems.

And in early 2010:

  Acquired 100% ownership in Ambler project.

  Raised US$175 million from equity financings with strategic shareholders.

Based on this performance, the Compensation Committee approved base salary increases effective January 1, 2010 and an annual incentive plan payout based on target amounts and the actual performance of the Company, the department and the individual for 2009. The Compensation Committee also approved a stock-based long-term incentive grant in 2010 comprising 50% stock options and 50% PSUs.

Executive Compensation Policies and Programs

In establishing compensation objectives for executive officers, the Compensation Committee seeks to accomplish the following goals:

1.	Motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

2.	Recruit and subsequently retain highly qualified executive officers by offering overall compensation that is competitive with that offered for comparable positions in other mining companies; and

3.	Align the interests of executive officers with the long-term interests of Shareholders through participation in the Company’s stock-based compensation plans.

Currently, the Company’s executive compensation package consists of the following principal components: salary, annual incentive cash bonus, various health plan benefits, registered retirement savings plan (“RRSP”) matching for Canadian NEOs, individual retirement account (“IRA”) matching for U.S. NEOs, employee share purchase plan (“ESPP”) matching, and long-term incentives in the form of stock options and PSUs.

The following table summarizes the different elements of the Company’s total compensation package:

Compensation Element	Objective	Key Feature
Base Salary	Provide a fixed level of cash compensation for performing day-to-day responsibilities.	Base salary bands were created and annually reviewed based on 62.5th percentile of the market data for base salary. Actual increases are based on individual performance.
Annual Incentive Plan	Reward for short-term performance against corporate, department, and individual goals.

Cash payments based on a formula. Each NEO has a target percentile opportunity based on the 62.5th percentile of the market data for total cash. Actual payout depends on performance against corporate, group and individual goals.

Minimum Company performance needs to be met before a payout occurs.

Compensation Element	Objective	Key Feature
Stock Options	Align management interests with those of shareholders, encourage retention and reward long-term Company performance.

Calculations are based on targets for each NEO determined by targeting the 75th percentile of the market data for total direct compensation. Stock option grants generally vest over 2 years and have a 5-year life.

Performance Share Units	Align management interests with those of shareholders, encourage retention and reward long-term Company performance.

Calculations are based on targets for each NEO determined by targeting the 75th percentile of the market data for total direct compensation. PSU grants cliff vest over a period of time and actual payout depends on the performance of the Company’s share price against that of its peer group and the TSX index.

Retirement Plans: RRSP (Canadian employees) and IRA (U.S. employees)	Provide retirement savings.	RRSP – Company matches 100% of the employee’s contribution up to 5% of base salary. IRA – Company matches 100% of the employee’s contribution up to 3% of base salary.
Employee Share Purchase Plan	Encourage ownership in the Company through the regular purchase of Company shares from the open market.	Company matches 50% of the employee’s contribution up to 5% of base salary.
Health Plan Benefits	Provide security to employees and their dependents pertaining to health and welfare risks.	Coverage includes medical and dental benefits, short- and long-term disability insurance, life insurance and employee assistance plan.

Annual Compensation Decision-Making Process

Each year, the executive team establishes goals and initiatives for the upcoming year that include key priorities. The CEO presents these goals and initiatives to the Board of Directors for approval. Similarly, the CEO and the Chair of the Compensation Committee work together to establish goals for the CEO for the upcoming year and the CEO follows a process similar to the other NEOs.

Performance relative to these goals is reviewed at year end and performance ratings are determined for the Company by the Board of Directors, for the CEO by the Compensation Committee and for each of the other NEOs by the CEO.

These performance ratings are used in making decisions and calculations related to base salary increases, annual incentive payouts and stock-based grants.

The Compensation Committee determines the CEO’s base salary, annual incentive payout and stock-based grant. The Compensation Committee also reviews the performance and compensation recommendations for the NEOs by the CEO and makes the final determination regarding the same.

Base salary increases are effective January 1 of each year and annual incentive payments are usually paid out shortly after each performance cycle.

The bar graph below illustrates how much of compensation is cash versus non-cash based on the salary guidepost for each NEO and his or her annual incentive and long-term incentive targets.

Base Salary

Salaries for executive Officers are determined by evaluating the responsibilities inherent in the position held and the individual’s experience and past performance, as well as by reference to the competitive marketplace for management talent at other mining companies. The Compensation Committee refers to market information provided by its outside compensation advisor, Mercer.

For 2009, market compensation data was drawn from compensation data disclosed in the proxy information circulars of other publicly traded companies. Specifically, the data was collected from 16 Canadian-based companies primarily in gold mining with current market capitalizations that are generally comparable to NovaGold’s. NovaGold considers these 16 companies as the Company’s peer group (“Peer Group”).

The Peer Group includes ten companies with projects in the development-stage or early-production stage, and six companies with annual revenues between $145 million and $778 million. The Peer Group consists of the following companies:

Lake Shore Gold Inc.	Frontier Dev. Group Inc.	Kirkland Lake Gold Inc.
Great Basin Gold Ltd.	Golden Star Resources Ltd.	Gabriel Resources Inc.
Detour Gold Corp.	Minefinders Corp. Ltd.	New Gold Inc.
Northgate Minerals Corp.	Aurizon Mines Ltd.	Alamos Gold Inc.
Gammon Gold Inc.	Centerra Gold Inc.	Silver Standard Resources Inc.
Osisko Mining Corp.

The chart below shows how NovaGold performed against the Peer Group.

Comparing share price performance from January 1, 2009 to December 31, 2009, NovaGold’s share price performed at the 75th percentile of the Peer Group.

Mercer matched the executives to the incumbents in the comparator group that appear to be performing similar job functions. The Company targeted the 62.5 th percentile of this market data to determine if the salary bands for the NEOs needed to be adjusted for 2010. Based on the market data, the Compensation Committee decided to leave the current salary bands unchanged.

The Company targets base salaries above the median to assist in attracting and retaining the key people that the Company needs to make NovaGold successful.

NEOs Base Salary Compared to 62.5 th percentile of the Peer Group

Name	Base Salary Compared to 62.5th percentile of the peer group	Reason
Rick Van Nieuwenhuyse	Above

Base salaries Company-wide have been frozen for two years. The Compensation Committee had set the incumbent’s salary at a higher level due to his exceptional performance and contribution to the Company’s past successes. The Compensation Committee will continue to consider market information and his individual performance when they evaluate his base salary during the annual base salary review.

Robert J. (Don) MacDonald	Below	Base salaries Company-wide have been frozen for two years. Adjustments have been made in 2010 to bring the incumbent’s salary very close to the 62.5th percentile of the peer group.
Joseph Piekenbrock	Below	Base salaries Company-wide have been frozen for two years. Adjustments have been made in 2010 to bring the incumbent’s salary very close to the 62.5th percentile of the peer group.
Gregory Johnson	Below	Base salaries Company-wide have been frozen for two years. Adjustments have been made in 2010 to bring the incumbent’s salary very close to the 62.5th percentile of the peer group.
Elaine Sanders	Below	Base salaries Company-wide have been frozen for two years. Adjustments have been made in 2010 to bring the incumbent’s salary slightly above the 62.5th percentile of the peer group.

The Company conducts a peer group review every two or three years. During the years when a peer group review is not conducted, the Company relies on general market research information on projected salary movement from companies such as Mercer, Hay, and Towers Perrin to evaluate if changes need to be made to the salary range guideposts. The last internal review using general market research information was completed in 2008 and the salary range guideposts did not change as a result of that review.

When determining actual base salary increases for the NEOs, the CEO and Compensation Committee look at the guideposts (62.5 th percentile of the market data) of the salary bands and determine the increase based on the NEO’s performance. Individual performance is evaluated based on goals and initiatives set at the beginning of the year. The CEO determines a salary increase budget for each year based on market data from consulting companies. Using this budget and taking into account individual performance and the individual’s position in his or her salary band, the CEO may recommend an increase for one or all NEOs. The Compensation Committee makes a recommendation for the CEO’s base salary increase, also taking into account the budget set and the CEO’s individual performance.

If the NEO is fully competent in his or her position, the NEO would be paid between 95% to 105% of the guidepost. Developing NEOs would be paid between 80% to 94% of the guidepost and NEOs who consistently perform above expectation can be paid between 106% to 120% of guidepost. Robert J. (Don) MacDonald, Gregory Johnson, and Joseph Piekenbrock are below their guideposts due to the two-year Company-wide salary freeze. Elaine Sanders’ salary is slightly above guidepost. Rick Van Nieuwenhuyse’s base salary is over the band due to his contributions to the Company’s past successes.

NEO’s Base Salary Compared to Salary Band Guideposts

Name	Base Salary Compared to Salary Band Guidepost	Reason
Rick Van Nieuwenhuyse	Above	Based on his performance, the incumbent’s base salary is above the salary range guidepost for his role and level.
Robert J. (Don) MacDonald	Below	Base salaries Company-wide have been frozen for two years. Adjustments have been made in 2010 to bring the incumbent’s salary closer to the salary range guidepost for his role and level.
Joseph Piekenbrock	Below	Base salaries Company-wide have been frozen for two years. Adjustments have been made in 2010 to bring his salary closer to the salary range guidepost for the incumbent’s role and level.
Gregory Johnson	Below	Base salaries Company-wide have been frozen for two years. Adjustments have been made in 2010 to bring his salary slightly above the salary range guidepost for the incumbent’s role and level.
Elaine Sanders	Above	Based on her performance, her salary is slightly above the salary range guidepost for the incumbent’s role and level.

Base Salary Increases for 2009

Due to the unprecedented disruption in the capital markets in late 2008 and the resulting economic slowdown that created financial difficulties for the Company, the Compensation Committee concluded that there would be no base salary increases for 2009.

The tuition fees for Mr. Van Nieuwenhuyse’s two children, in the total amount of $16,000, were added to his base salary effective January 1, 2009. In the past, Mr. Van Nieuwenhuyse was reimbursed directly for these costs, in accordance with his executive agreement. The Compensation Committee felt that including the tuition fees in his base salary was the most appropriate basis of disclosure of this perquisite.

Annual Incentive Plan

At the end of each year, the Compensation Committee reviews actual performance against the objectives set by the Company and the NEOs for such year. The assessment of whether the Company’s objectives for the year have been met includes, but is not limited to, considering the quality and measured progress of the Company’s exploration and development projects, raising of capital, corporate alliances and similar achievements.

Mercer used the three most recent years of published compensation data in the proxies for each of the comparator organizations in the Peer Group to achieve representative market levels for variable compensation elements that are, in some cases, relatively volatile year over year. This methodology effectively smoothes out anomalous incentive levels that could otherwise bias the data.

NovaGold targets the 62.5 th percentile of the total cash data provided by Mercer to review target, expressed as a percentage of base salary, for each NEO. The target percentages were originally determined from a total compensation review performed in 2007. Based on the market data collected, the Compensation Committee decided that targets should remain unchanged for 2010.

The annual incentive formula is as follows:

((Corporate performance) + (Group performance) + (Individual performance)) x target % x base salary = payout

A minimum corporate performance needs to be met prior to any payout.

Annual Incentive Payout for 2009

Actual incentive awards for 2009 were based on performance relative to goals and initiatives set for 2009. Performance is measured in three areas: corporate, group and individual. Performance ratings for each area range from 0% to 150%.

Discussions around corporate goals for the following year are started during a strategy session held in the fall of the preceding year. All executives and some managers are involved in the strategy session. During the session, goals and initiatives are set in three areas: Operational Excellence, People and Shareholder Value. These corporate goals and initiatives are approved by the Board of Directors. Group and individual goals and initiatives flow from the corporate goals and initiatives to ensure that everyone’s efforts are linked to the success of the Company.

The Company also focuses on setting goals and initiatives around its core values which include safety, accountability, sustainability, teamwork, respect, communication, empowerment and integrity.

The following table outlines the results of the annual incentive calculation for 2009:

Name	Target	2009 Annual Incentive Payout ($)	2009 Corporate Weighting	2009 Group Weighting	2009 Individual Weighting
Rick Van Nieuwenhuyse	65%	436,700	80%	0%	20%
Robert J. (Don) MacDonald	45%	133,650	50%	30%	20%
Gregory Johnson	35%	73,017	40%	35%	25%
Joseph Piekenbrock	35%	71,234	40%	35%	25%
Elaine Sanders(1)	35%	52,620	40%	35%	25%

(1) Amounts included in annual incentive plans have been pro-rata calculated due to Ms. Sanders’ maternity leave.

Stock-Based Incentive Plans

Stock-based grants are generally awarded to executive Officers at commencement of employment and periodically thereafter. For annual grants, stock options and PSUs are granted based on a target percentage of base salary for each NEO. The original target percentages were determined from a total compensation review performed in 2007.

Mercer used the three most recent years of published compensation data in the proxies for each of the comparator organizations in the Peer Group to achieve representative market levels for variable compensation elements that are, in some cases, relatively volatile year over year. This methodology effectively smoothes out anomalous incentive levels that could otherwise bias the data.

NovaGold targets the 75th percentile of the total direct compensation data provided by Mercer to review if the target percentage for each NEO is still appropriate. Based on the market data collected, the Compensation Committee left targets unchanged for 2010.

NovaGold uses two different plans for stock-based grants: the 2004 Stock Award Plan and the 2009 Performance Share Unit Plan. The percentage of stock options versus PSUs granted is determined by the Compensation Committee for each grant.

Starting from 2009, annual stock option grants have a five-year life and vest over two years: 1/3 on the grant date, 1/3 on the first anniversary of the grant, and 1/3 on the second anniversary of the grant. Prior to 2009, stock option grants typically had a ten-year life.

Stock-Based Grants in 2009

The Compensation Committee approved two grants for all employees in 2009. The first grant on January 8, 2009 was intended to retain the NEOs and other employees who were needed to rebuild NovaGold and for the long-term success of the Company. A total of 1,540,000 stock options were granted to NEOs which represented approximately 1.4% of the total common shares outstanding at that time.

The following table outlines details of the January 8, 2009 grant:

Name	Target	Stock Option Grant (#)	Grant Price ($)
Rick Van Nieuwenhuyse	160%	838,000	2.45
Robert J. (Don) MacDonald	75%	288,000	2.45
Gregory Johnson	60%	138,000	2.45
Joseph Piekenbrock	60%	138,000	2.45
Elaine Sanders	50%	138,000	2.45

In May 2009, the Compensation Committee approved another stock-based grant composed of 75% stock options and 25% PSUs. The grant was to reward employees for staying loyal to NovaGold through the difficult times experienced in 2008 and early 2009 and to incentivise employees with the view on long-term growth. The grant was split between an annual grant and a retention grant. The Compensation Committee also approved a recommendation by Mr. Van Nieuwenhuyse to grant a special retention grant for Mr. Johnson. A total of 2,747,650 stock options and PSUs were granted to NEOs, which represented approximately 1.5% of the total common shares outstanding at that time.

The following table outlines details of the May 29, 2009 annual and retention grant:

Name	Annual Grant Stock Options (#)	Annual Grant PSU (#)	Retention Grant Stock Options (#)	Retention Grant PSU (#)	Grant Price For Stock Options($)
Rick Van Nieuwenhuyse	702,300	45,050	483,050	146,000	5.25
Robert J. (Don) MacDonald	222,550	14,250	258,300	46,300	5.25
Gregory Johnson*	75,000	4,800	287,050	15,600	5.25
Joseph Piekenbrock	100,000	6,400	116,100	20,800	5.25
Elaine Sanders	83,900	5,400	97,350	17,450	5.25

* The amount under “retention grant-stock options” includes the incumbent’s special retention grant of 200,000 stock options. Due to the departure of Mr. Johnson from NovaGold in March 2010, this grant will not be vesting and will be returned to the stock option pool.

As the 2009 PSU grant was also the first grant under the plan, it had a one-year vesting period to demonstrate to employees how their compensation can be impacted by focusing their efforts on increasing shareholder value. The 2010 grant will have a two-year vesting period. Achievement of the performance targets can decrease or increase the final award value in a range of 0% to 150%. For 2009, two performance criteria, each weighted 50%, were established for the grant:

I.	50% of Grant – Total Shareholder Return (“TSR”) comparison with the Peer Group

The Company’s TSR is positive; and

Its TSR performance relative to the TSR of other companies in the comparator group exceeds the following corresponding percentile ranking. For the purposes of determining the Company’s TSR relative to the TSR of other companies in the comparator group, the share price of the common stock of the Company, and the share prices of the companies in the comparator group, will be based on a 30-trading-day average established prior to the commencement of the performance cycle and a 30- trading-day average established at the end of the performance cycle. The performance cycle used was January 2009 to December 2009.

The table below sets out the adjustment factors for determining the number of PSUs that will vest on NovaGold’s TSR relative to the TSR of other companies in the comparator group:

Certified Percentile Ranking	Vest Multiplier
100%	1.50
95%	1.40
90%	1.30
85%	1.20
80%	1.10
75%	1.00
70%	0.90
65%	0.80
60%	0.70
55%	0.60
50%	0.50
25%	0.25
0% to 25%	Payout subject to Board of Directors discretion

II.	50% of Grant – Comparison to the return of investment between NovaGold shares and the Toronto Stock Exchange Index (“TSX Index”)

The table below sets out the adjustment factors for determining the number of PSUs that will vest based upon NovaGold’s total return relative to the TSX Index during the applicable one-year period:

Certified Relative Performance	Vest Multiplier
150%	1.50
125%	1.35
110%	1.20
100%	1.05
95%	0.90
90%	0.75
85%	0.60
75%	0.45
Less than 75%	Payout subject to Board of Directors discretion

The Compensation Committee concluded that these metrics best linked executive compensation to shareholder value.

Results of the One-Year Performance Cycle for the 2009 Grant:

When considering the volume weighted average price (“VWAP”) for January 2009 and December 2009, NovaGold was up 137% and the TSX Index was up 30% to 35%, which gave NovaGold a multiplier of 150%. NovaGold was 5th out of 17 companies, a ranking of 75% which led to a multiplier of 100%. Together, this results in an overall multiplier of 125%. Based on the 504,050 shares that were granted in May 2009, using the 125% adjustment factor, 630,063 shares would vest in May 2010.

2009 Performance against Peer Group and the TSX Index

Name	Performance
Lake Shore	196%
Northgate	177%
Centerra	156%
Golden Star	152%
NovaGold	137%	Vest Multiplier	1.00
Detour Gold	111%
Minefinders	106%
Kirkland	95%
Osisko	93%
Newgold	91%
Gabriel Resources	91%
Gammon	78%
Fronteer	67%
Alamos	58%
Great Basin	29%
Aurizon	27%
Silver Standard	10%

TSX Index
NovaGold	137%	Vest Multiplier	1.50
TSX	30%
		Final Vest Multiplier	1.25

Employee Share Purchase Plan

The purpose of the Employee Share Purchase Plan (“ESPP”) is to provide incentives for NEOs to acquire shares in the Company, which gives them a continuing stake in the Company and aligns their interests with those of Shareholders. Under the ESPP, employees are able to contribute up to 5% of their base salary each pay period toward the purchase of NovaGold shares in the open market. The company matches 50% of the employee’s contribution. All NEO’s are contributing at the maximum 5% contribution level.

The following table outlines the current holdings of NEOs in the ESPP:

Name	November 30, 2008 Holdings	Contribution	November 30, 2009 Holdings
Rick Van Nieuwenhuyse	4,910	5%	20,368
Robert J. (Don) MacDonald	2,338	5%	9,620
Gregory Johnson	1,444	5%	6,890
Joseph Piekenbrock	0	5%	1,785
Elaine Sanders	1,559	5%	6,384

Retirement Plans

The purpose of NovaGold’s retirement plans is to assist eligible employees with accumulating capital toward their retirement. NovaGold has an RRSP plan for Canadian employees whereby employees are able to contribute up to 5% of their base salary and receive a 100% Company match. NovaGold has an IRA plan for U.S. employees whereby employees are able to contribute up to 3% of their base salary and receive a 100% Company match.

Benefits

NovaGold’s benefit programs provide employees with health and wellness security. The programs consist of health and dental benefits, life insurance, disability insurance, accidental death and dismemberment insurance, and an employee assistance plan.

Performance Graph

The following graph depicts the Company’s cumulative total Shareholder returns in the five years since November 30, 2004 assuming a $100 investment in the Common Shares on November 30 of each year, compared to an equal investment in the S&P/TSX Composite Index. NovaGold does not currently issue dividends. The common share performance as set out in the graph does not necessarily indicate future price performance.

Year	2005	2006	2007	2008	2009
Value based on $100 invested in NovaGold	$111	$191	$101	$8	$61
Value based on $100 invested in S&P/TSX Composite	$120	$141	$152	$103	$127

For 2007 and 2008 when total Shareholder returns were negative, the NEOs did not receive a base salary increase or annual incentive payouts in the following year.

See “Compensation Discussion and Analysis” for additional details regarding the information above.

Summary Compensation Table

The summary compensation table below sets out NEO compensation information including annual salary, incentive bonuses and all other compensation earned during the fiscal year ended November 30, 2009.

Name and Principal Position	Fiscal Year	Salary ($)	Share-Based Awards(1) ($)	Option-Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension value	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Rick Van Nieuwenhuyse(3) President and Chief Executive Officer	2009	644,667	933,709	3,317,704	436,700	Nil	Nil	117,451	5,450,231
Robert J. (Don) MacDonald(4) Senior Vice- President and Chief Financial Officer	2009	302,990	295,923	1,284,355	133,650	Nil	Nil	24,191	2,041,109
Gregory Johnson(5) Vice-President, Strategic Development	2009	219,716	99,700	873,677	73,017	Nil	Nil	5,493	1,271,603
Joseph Piekenbrock(6) Vice-President, Exploration	2009	231,280	132,933	587,352	71,234	Nil	Nil	3,855	1,026,654
Elaine Sanders(7) Vice-President, Finance and Secretary	2009	193,820	111,674	518,983	52,620	Nil	Nil	15,000	892,097

(1)	Amounts in respect of share-based awards are based upon the fair value of the grants as of the date of the grant, May 29, 2009.

(2)	Amounts in respect of option-based awards are based upon the Black-Scholes valuation model. Option-based awards granted during the year ended November 30, 2009 include vested and unvested amounts.

(3)	Vested at November 30, 2009 for Mr. Van Nieuwenhuyse: $1,737,666 of the option-based awards and $0 of share- based awards.

(4)

Vested at November 30, 2009 for Mr. MacDonald: $765,940 of the option-based awards and $0 of share-based awards. Mr. MacDonald’s employment as Senior Vice-President and CFO for NovaGold ended on April 1, 2010.

(5)

Vested at November 30, 2009 for Mr. Johnson: $441,702 of the option-based awards and $0 of share-based awards. Mr. Johnson’s employment as Vice President, Strategic Development for NovaGold ended on March 17, 2010.

(6)	Vested at November 30, 2009 for Mr. Piekenbrock: $368,993 of the option-based awards and $0 of share-based awards.

(7)

Vested at November 30, 2009 for Ms. Sanders: $352,037 of the options-based awards and $0 of share-based awards. Amounts included in annual incentive plans have been pro-rata calculated due to Ms. Sanders’ maternity leave.

See “Compensation Discussion and Analysis” for additional details regarding the information above.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets out information concerning all option-based and share-based awards outstanding for each NEO as of November 30, 2009. (This includes awards granted before the most recently completed financial year.)

No stock option awards were re-priced during 2009 or in the prior year. Stock options include vested and unvested amounts.

Name	Grant Date	Option-Based Awards				Share-Based Awards
		Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in- the-money Options (1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested (2)
Rick Van Nieuwenhuyse	05-Apr-2000	100,000	$0.75	04-Apr-2010	$516,000	Nil	Nil
	04-May-2001	100,000	$0.62	03-May-2011	$529,000	Nil	Nil
	10-Aug-2001	175,000	$0.80	09-Aug-2011	$894,250	Nil	Nil
	27-Sep-2001	100,000	$1.78	26-Sep-2011	$413,000	Nil	Nil
	23-May-2002	75,000	$4.35	22-May-2012	$117,000	Nil	Nil
	28-Apr-2003	300,000	$3.60	27-Apr-2013	$693,000	Nil	Nil
	08-Mar-2004	250,000	$6.60	07-Mar-2014	Nil	Nil	Nil
	15-Jul-2004	296,296	$1.01	06-Oct-2013	$1,451,850	Nil	Nil
	17-Jan-2005	250,000	$8.86	16-Jan-2015	Nil	Nil	Nil
	10-Mar-2006	200,000	$14.06	09-Mar-2016	Nil	Nil	Nil
	05-Apr-2008	250,000	$8.20	04-Apr-2018	Nil	Nil	Nil
	08-Jan-2009	838,000	$2.45	07-Jan-2014	$2,899,480	Nil	Nil
	29-May-2009	1,185,350	$5.25	28-May-2014	$782,331	191,050	$1,129,105

Robert J. (Don) MacDonald	17-Jan-2003	6,500	$4.62	16-Jan-2013	$8,385	Nil	Nil
	08-Mar-2004	150,000	$6.60	07-Mar-2014	Nil	Nil	Nil
	17-Jan-2005	135,000	$8.86	16-Jan-2015	Nil	Nil	Nil
	10-Mar-2006	75,000	$14.06	09-Mar-2016	Nil	Nil	Nil
	05-Apr-2008	100,000	$8.20	04-Apr-2018	Nil	Nil	Nil
	08-Jan-2009	227,000	$2.45	07-Jan-2014	$785,420	Nil	Nil
	29-May-2009	480,850	$5.25	28-May-2014	$317,361	60,550	$357,850

Joseph Piekenbrock	18-Oct-2001	20,000	$1.99	17-Oct-2011	$78,400	Nil	Nil
	02-Jul-2003	100,000	$3.05	01-Jul-2013	$286,000	Nil	Nil
	08-Mar-2004	100,000	$6.60	07-Mar-2014	Nil	Nil	Nil
	15-Jul-2004	50,000	$1.01	06-Oct-2013	$245,000	Nil	Nil
	17-Jan-2005	100,000	$8.86	16-Jan-2015	Nil	Nil	Nil
	10-Mar-2006	60,000	$14.06	09-Mar-2016	Nil	Nil	Nil
	01-Apr-2008	72,600	$7.98	31-Mar-2018	Nil	Nil	Nil
	08-Jan-2009	138,000	$2.45	07-Jan-2014	$477,480	Nil	Nil
	29-May-2009	216,100	$5.25	28-May-2014	$142,626	27,200	$160,752

Elaine Sanders	17-Jan-2005	50,000	$8.86	16-Jan-2015	Nil	Nil	Nil
	10-Mar-2006	50,000	$14.06	09-Mar-2016	Nil	Nil	Nil
	01-Apr-2008	53,000	$7.98	31-Mar-2018	Nil	Nil	Nil

Name	Grant Date	Number of Securities Underlying Unexercised Options	Option-Based Awards		Value of Unexercised in- the-money Options (1)	Share-Based Awards
			Option Exercise Price	Option Expiration Date		Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested (2)
	08-Jan-2009	138,000	$2.45	07-Jan-2014	$477,480	Nil	Nil
	29-May-2009	181,250	$5.25	28-May-2014	$119,625	22,850	$135,043

Gregory Johnson	08-Mar-2004	100,000	$6.60	07-Mar-2014	Nil	Nil	Nil
	17-Jan-2005	75,000	$8.86	16-Jan-2015	Nil	Nil	Nil
	10-Mar-2006	60,000	$14.06	09-Mar-2016	Nil	Nil	Nil
	23-Jul-2008	60,000	$9.63	22-Jul-2013	Nil	Nil	Nil
	08-Jan-2009	138,000	$2.45	07-Jan-2014	$477,480	Nil	Nil
	29-May-2009	362,050	$5.25	28-May-2014	$238,953	20,400	$120,564

(1)	Based on the price of the Company’s Common Shares on the TSX as of November 30, 2009 of $5.91 less the option exercise price.
(2)	Based on the price of the Company’s Common Shares on the TSX as of November 30, 2009 of $5.91.
(3)

Mr. MacDonald’s employment as Senior Vice-President and CFO for NovaGold ended on April 1, 2010. All unvested stock options are cancelled upon termination of employment and all vested stock options expire six months after services are terminated.

(4)

Mr. Johnson’s employment as Vice President, Strategic Development for NovaGold ended on March 17, 2010. All unvested stock options are cancelled upon termination of employment and all vested stock options expire six months thereafter.

Executive Share Ownership

In order to align the interests of NovaGold’s senior executives with those of its Shareholders, NovaGold also implemented share ownership guidelines for its senior executives in April 2009. Under the guidelines, the senior executive can satisfy his or her respective share ownership requirements by holding Common Shares. Senior executives must meet their share ownership requirements within five years of being hired or, for those senior executives hired before the policy came into effect, within five years of the effective date of the policy.

For the President and CEO, the share ownership requirement was that number equal to the value of three times annual base salary. In the case of the CFO or COO, the share ownership requirement was that number equal to the value of two times annual base salary and, in the case of other executives, one times annual base salary.

The following table outlines the aggregate value of the Common Shares held by each NEO on April 10, 2010.

Name	Eligible Share Holdings (common shares)		Share Ownership Guidelines
	#	$*	Requirement	Requirement (3) ($)	Proportion of Requirement Met
Elaine Sanders	15,252	119,576	1 X base salary	208,000	58%
Joseph Piekenbrock	28,441	222,977	1 X base salary	US 220,000	101%
Gregory Johnson(1)	58,934	462,043	1 X base salary	230,000	201%
Robert J. (Don) MacDonald(2)	126,022	988,012	2 X base salary	620,000	159%
Rick Van Nieuwenhuyse	1,538,538	12,062,138	3 X base salary	1,995,000	605%

*	Based on price of the Company’s Common Shares on the TSX as of April 10, 2010 of $7.84.
(1)	Mr. Johnson’s holdings are as of March 17, 2010 which is his last day of employment with the Company.
(2)	Mr. MacDonald’s holdings are as of April 1, 2010 which is his last day of employment with the Company.
(3)	Based on annual salary effective January 1, 2010.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out information concerning the value of incentive plan awards—option-based and share-based awards as well as non-equity incentive plan compensation—vested or earned for each NEO during the financial year ended November 30, 2009.

Name	Option-based Awards Value Vested During the Year(1) ($)	Share-based Awards Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
Rick Van Nieuwenhuyse	1,439,812	Nil	436,700
Robert J. (Don) MacDonald	551,599	Nil	133,650
Gregory Johnson	233,113	Nil	73,017
Joseph Piekenbrock	257,786	Nil	71,234
Elaine Sanders	241,869	Nil	52,620

(1) Based on the Company’s Common Share price on the TSX as of November 30, 2009 of $5.91 less the option exercise price.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

2004 Stock Award Plan

The Company has a formalized Stock Award Plan (the “Stock Award Plan”) for the granting of incentive stock options, stock appreciation rights (“SARs”) and tandem SARs (“Tandem SARs”) (collectively, an “Award”) to the Officers, Directors, employees and service providers of the Company. The purpose of granting Awards pursuant to the Stock Award Plan is to assist the Company in compensating, attracting, retaining and motivating Directors, Officers, employees and service providers of the Company and to closely align the personal interests of such persons to that of the Shareholders.

Under the Stock Award Plan, Awards may be granted to Directors, Officers, employees and service providers of the Company and its subsidiaries and affiliates. The total number of Common Shares reserved for issuance in connection with Awards granted or that may be granted under the Stock Award Plan is 10% of the total number of outstanding Common Shares. As of April 10, 2010, the total number of Common Shares issuable in connection with outstanding, unexercised Award grants under the Stock Award Plan was 13,289,215, which represent, in the aggregate, 6.03% of the total number of outstanding Common Shares. Of the 13,289,215 outstanding unexercised Awards, Awards to purchase 10,460,473 Common Shares are fully vested, with 2,828,742 remaining unvested.

Under the terms of the Stock Award Plan, SARs may be granted to participants at any time as determined by the Board of Directors. A SAR may be granted in tandem with an option granted under the Stock Award Plan or on a free-standing basis, and may be exercised upon such terms and conditions and for the term as the Board of Directors, in its sole discretion, determines, provided, however, that the term shall not exceed the option term in the case of a Tandem SAR or five years in the case of a free standing SAR. Upon exercise of a SAR, the participant shall be entitled to receive payment from the Company in an amount determined by multiplying the excess of the fair market value of a Common Share on the date of exercise over the price at which the SAR was originally granted (which shall not be less than the fair market value of a Common Share of the Company on the date of the SAR grant). All payments shall be made in Common Shares, the number of which shall be calculated by dividing the payment amount by the fair market value of the Common Shares on the exercise date.

Tandem SARs are SARs granted in tandem with a related option which gives the awardee the right to surrender to the Company all or a portion of the related option and to receive a distribution of Common Shares in an amount equal to the excess of the fair market value of a specified number of shares as of the date the SAR is exercised over the exercise price of the related option. To the extent a Tandem SAR is exercised, the related option will terminate at the time of such exercise. The effect of the exercise of a SAR or Tandem SAR would be a reduction in the total number of shares issued by the Company to a participant versus the exercise of an equivalent stock option. In light of the proposed amendments to the Stock Option Plan, the Board of Directors of the Company intends, in certain circumstances, to amend the terms of existing and outstanding options to include a Tandem SAR component in accordance with the existing amendment provisions of the Stock Option Plan. The purpose of such amendments is to minimize Shareholder dilution while still incentivizing long-term participant performance in alignment with Shareholder interests to create Shareholder value.

The total number of Common Shares that may be issued to an individual participant under the Stock Award Plan upon the exercise of Awards granted thereunder shall not exceed, in the aggregate, 5% of the Company’s total number of outstanding Common Shares at the date of grant of such Award. The maximum number of shares issuable to insiders pursuant to the Stock Award Plan together with any shares issued pursuant to any other share compensation arrangement, at any time shall not exceed (i) 10% of the total number of outstanding shares and (ii) 10% of the total number of outstanding shares within any one-year period.

The Stock Award Plan is to be administered by a committee appointed by the Board of Directors. Subject to the terms of the Stock Award Plan, the committee may determine, among other things, the persons to whom Awards may be granted, the number of Awards to be granted to any person, the exercise price and the schedule and dates for vesting of Awards granted. In no event shall the exercise price of an Award be less than the closing sale price of the on the TSX on the trading day immediately preceding the day on which such Award is granted. The term of the Awards granted under the Plan shall be determined by the committee.

Subject to any express resolution passed by the committee, Awards granted under the Stock Award Plan shall terminate and may not be exercised after the date on which the optionholder ceases to be a Director, senior Officer or employee of, or consultant to, the Company; provided that, in the event that prior to the expiry of an option in accordance with its terms, the employment of a participant is terminated by the Company for any reason other than cause, including as a result of death, the participant (or in the case of the participant’s death, the legal representative of the participant’s estate) shall continue to have the right to exercise the option during its remaining term, in accordance with its terms and conditions. Awards granted under the Stock Award Plan are personal and may not be assigned by the optionholder.

The Board of Directors shall have the power to, at any time and from time to time, either prospectively or retrospectively, and without Shareholder approval, amend, suspend or terminate the Stock Award Plan or any Award granted under the Stock Award Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature and changes regarding the vesting of Awards; provided, however, that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Common Shares are listed;

(b)

no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Award, as determined by the Board of Directors acting in good faith, without his or her consent in writing; and

(c)	the Board of Directors shall obtain Shareholder approval of the following:

	(i)	any amendment to the maximum number of Common Shares, other than as contemplated by the Stock Award Plan;

	(ii)	any amendment that would reduce the award price of an outstanding Award other than as contemplated by the Stock Award Plan; and

	(iii)	any amendment that would extend the term of any Award granted under the Stock Award Plan beyond the expiry date.

In the event of, among other things, a take-over bid affecting the Company, the Board of Directors of the Company will notify each awardee under the Stock Award Plan of the full particulars of the offer whereupon all Awards will become vested and may be exercised.

During the year ended November 30, 2009, upon recommendation of the Compensation Committee, options were granted to NEOs and Directors in consideration for their services to the Company. To each of Tony Giardini, Kalidas Madhavpeddi, Gerald McConnell, Clynton Nauman and James Philip, 100,000 options at an exercise price of $2.45 and 150,000 options at an exercise price of $5.25 were granted to each Director for a total of 1,250,000 options to the Directors. These options are all fully vested on the grant date.

To Rick Van Nieuwenhuyse, 838,000 options at an exercise price of $2.45 were granted subject to a vesting schedule whereby one-third vests on the grant date, one-third vests on the one-year anniversary of the grant date and one-third vests on the second anniversary of the grant date. He also received a grant of 483,050 options at an exercise price of $5.25 which vested on the grant date and a grant of 702,300 options at an exercise price of $5.25 subject to the vesting schedule whereby one-third vests on the grant date, one-third vests on the one-year anniversary of the grant date and one-third vests on the second anniversary of the grant date.

To Robert J. (Don) MacDonald, 288,000 options at an exercise price of $2.45 were granted subject to a vesting schedule whereby one-third vests on the grant date, one-third vests on the one-year anniversary of the grant date and one-third vests on the second anniversary of the grant date. He also received a grant of 258,300 options at an exercise price of $5.25 which vested on the grant date and a grant of 222,550 options at an exercise price of $5.25 subject to the vesting schedule whereby one-third vests on the grant date, one-third vests on the one-year anniversary of the grant date and one-third vests on the second anniversary of the grant date.

To Gregory Johnson, 138,000 options at an exercise price of $2.45 were granted subject to a vesting schedule whereby one-third vests on the grant date, one-third vests on the one-year anniversary of the grant date and one-third vests on the second anniversary of the grant date. He also received a grant of 87,050 options at an exercise price of $5.25 which vested on the grant date and a grant of 75,000 options at an exercise price of $5.25 subject to the vesting schedule whereby one-third vests on the grant date, one-third vests on the one-year anniversary of the grant date and one-third vests on the second anniversary of the grant date. He also received a special retention grant of 200,000 stock options at an exercise price of $5.25 subject to the vesting schedule whereby one-half vests on the one-year anniversary of the grant date and one-half vests on the second anniversary of the grant date, based upon the achievement of an agreed upon marketing schedule. Due to Gregory Johnson’s departure from the Company on March 17, 2010, all unvested options cancelled immediately and he has six months to exercise any vested options.

To Joseph Piekenbrock, 138,000 options at an exercise price of $2.45 were granted subject to a vesting schedule whereby one-third vests on the grant date, one-third vests on the one-year anniversary of the grant date and one-third vests on the second anniversary of the grant date. He also received a grant of 116,100 options at an exercise price of $5.25 which vested on the grant date and a grant of 100,000 options at an exercise price of $5.25 subject to the vesting schedule whereby one-third vests on the grant date, one-third vests on the one-year anniversary of the grant date and one-third vests on the second anniversary of the grant date.

To Elaine Sanders, 138,000 options at an exercise price of $2.45 were granted subject to a vesting schedule whereby one-third vests on the grant date, one-third vests on the one-year anniversary of the grant date and one-third vests on the second anniversary of the grant date. She also received a grant of 97,350 options at an exercise price of $5.25 which vested on the grant date and a grant of 83,900 options at an exercise price of $5.25 subject to the vesting schedule whereby one-third vests on the grant date, one-third vests on the one-year anniversary of the grant date and one-third vests on the second anniversary of the grant date.

2009 PSU Plan

Eligible Participants

The PSU Plan is administered by the Compensation Committee of the Board of Directors. Employees and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the PSU Plan. In accordance with the terms of the PSU Plan, the Compensation Committee will approve those employees and eligible consultants who are entitled to receive PSUs and the number of PSUs to be awarded to each participant. PSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each PSU awarded conditionally entitles the participant to the delivery of one Common Share upon attainment of the PSU vesting criteria.

Vesting

PSUs vest in accordance with terms determined by the Compensation Committee, which will be based on, among other things, one or more of the following factors: (i) the achievement of corporate or individual performance objectives, including the attainment of milestones relating to financial, operational, strategic or other objectives of the Company, (ii) the market price of Common Shares from time to time and/or the return to Shareholders, and/or (iii) any other performance criteria relating to the participant, the Company, a subsidiary or business unit. The performance terms that the Compensation Committee may apply to PSUs are intended to strengthen the link between the Company’s performance and the value of the PSUs at the time that they are paid out. The conditions relating to the vesting of PSUs are determined by the Compensation Committee in its sole discretion.

Once the PSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares. The Common Shares may be issued from treasury at the time of vesting, may be purchased by the Company on the market for delivery to the participant or may be settled in cash. The amount of any such cash payment shall be equal to the number of Common Shares in respect of which the participant is entitled multiplied by the market price per share on the payout date. The expiry period of PSUs will be determined by the Compensation Committee at the time of grant. However, the maximum term for all vested PSUs is two years after the participant ceases to be an employee or eligible consultant of the Company. All unvested, expired PSUs are available for future grants.

Maximum Number of Common Shares Issued

The maximum number of Common Shares reserved for issuance under the PSU Plan is 2,000,000, which is approximately 1.07% of the common shares issued and outstanding at the Company’s most recently completed financial year end. Common Shares purchased on the market for the purpose of honouring PSU grants will not be counted for the purpose of determining the number of shares issued under the PSU Plan, nor will entitlements be satisfied in cash.

The PSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the PSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the PSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one-year period, will not exceed 10% of the total number of outstanding Common Shares.

Cessation of Entitlement

Unless otherwise determined by the Company in accordance with the PSU Plan, PSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company’s discretion, all or a portion of such participant’s PSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited PSUs are available for future grants.

Transferability

PSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the participant or the participant’s spouse, minor children or minor grandchildren.

Amendments to the PSU Plan

The Board of Directors may, without notice, at any time and from time to time, without Shareholder approval, amend the PSU Plan or any provisions thereof in such manner as the Board of Directors, in its sole discretion, determines appropriate:

(a)	For the purposes of making formal minor or technical modifications to any of the provisions of the PSU Plan;

(b)	To correct any ambiguity, defective provision, error or omission in the provisions of the PSU Plan;

(c)	To change the vesting provisions of PSUs to reflect revised performance metrics or to accelerate vesting in the event that performance criteria is achieved earlier than expected;

(d)	To change the termination provisions of PSUs or the PSU Plan that does not entail an extension beyond the original expiry date of the PSU; or

(e)	To preserve the intended tax treatment of the benefits provided by the PSU Plan, as contemplated therein;

provided, however, that:

(f)

No such amendment of the PSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the PSU Plan; and

(g)	Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that:

	(i)	increases the maximum number of Common Shares issuable pursuant to the PSU Plan;

	(ii)	extends the expiry date for PSUs granted to insiders under the PSU Plan;

	(iii)	provides for other types of compensation through Common Share issuance;

	(iv)	expands the rights of a participant to assign PSUs beyond what is currently permitted in the PSU Plan;

	(v)	adds additional categories of participants; or

	(vi)	make changes to eligible participants.

2009 DSU Plan

Administration of Plan

In May 2009, Shareholders approved a non-employee deferred share unit plan (“DSU”) for Directors. The DSU Plan provides that the annual compensation amount (the “Annual Base Compensation”) payable to non-executive Directors of the Company, as determined from time to time by the Board of Directors, shall be paid 50% in deferred share units (“DSUs”) and 50% in cash. Non-executive Directors may also elect to receive DSUs with respect to all or part of that portion of his or her Annual Base Compensation otherwise payable in cash. All DSUs paid with respect to Annual Base Compensation will be credited to the Director’s DSU Account when such Annual Base Compensation is payable. The Director’s DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the market value of a Common Share at the time. Fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Each participant in the DSU Plan shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the non-executive Director ceases to hold any position as a director of the Company and its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the participant (the “Termination Date”) and ending on the 90th day following the Termination Date. All redemptions under the DSU Plan shall be in Common Shares issued from treasury.

Maximum Number of Common Shares Issued

The maximum number of Common Shares reserved for issuance under the DSU Plan is 100,000, which is approximately 0.05% of the common shares issued and outstanding at the Company’s most recently completed financial year end.

The DSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the DSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one year period, will not exceed 10% of the total number of outstanding Common Shares.

Transferability

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any participant under the DSU Plan except by will or loss of dissent and distribution.

Amendments to the DSU Plan

The Board of Directors may at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)	For the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a “clerical” or “housekeeping” nature;

(b)	To correct any ambiguity, defective provision, error or omission in the provisions of the Plan;

(c)	Amendments to the termination provisions of the DSU Plan;

(d)	Amendments necessary or advisable because of any change in application securities laws;

(e)	Amendments to the transferability of DSUs;

(f)	Amendments relating to the administration of the DSU Plan;

(g)	Amendments to preserve the intended tax treatment of the benefits provided under the DSU Plan, as contemplated therein; or

(h)	Any other amendment, fundamental or otherwise, not requiring Shareholder approval under applicable laws or the rules of the TSX;

provided, however, that:

(i)

No such amendment of the DSU Plan may be made without the consent of each affected participant in the DSU Plan if such amendment would adversely affect the rights of such affected participant(s) under the DSU Plan; and

(j)	Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment:

	(i)	to increase the maximum number of Common Shares which may be issued under the DSU Plan;

	(ii)	to the amendment provisions of the DSU Plan; or

	(iii)	to the definition of “Participant”.

Equity Compensation Plan Information

The Company currently grants equity under the 2004 Stock Award Plan, the 2009 Performance Share Unit Plan, and the 2009 Deferred Share Unit Plan to attract and retain service providers, Officers or Directors to the Company and motivate them to advance the interests of the Company by affording them the opportunity to acquire an equity interest in the Company through options.

The following table sets out information concerning the number and price of securities to be issued under equity compensation plans to employees and others. All of the compensation plans referenced below have been approved by Shareholders. The Company does not have any equity compensation plans which have not been approved by Shareholders.

Shares for Issuance from Plans Approved by Shareholders	Stock Award Plan	PSU	DSU
As at November 30, 2009 (most recently completed fiscal year)
Maximum number of Common Shares reserved for issuance	18,714,228	2,000,000	100,000
Percent of Common Shares outstanding (approximate)	10.00%	1.07%	0.05%
Number of Common Shares issuable upon exercise or vesting of option or right	13,069,117	630,063(1)	Nil
Percent of Common Shares outstanding (approximate)	6.98%	0.34%	0%
Weighted average exercise price	$6.05	n/a	n/a
Number of Common Shares remaining available for future issuances	5,645,111	1,369,937	100,000
Plan Features
Maximum number of Common Shares authorized for issuance to any one insider or such insider’s associate under each plan within a one-year period	10% of the total common shares outstanding
Maximum number of Common Shares reserved for issuance to any one person under each plan	5% of the total common shares outstanding	None	None
Maximum number of Common Shares authorized for issuance to insiders, at any time, under all share compensation arrangements of the Company	10% of the total common shares outstanding
Maximum number of Common Shares issued to insiders under all share compensation arrangements of the Company	5% of the total common shares outstanding
As at April 10, 2010
Maximum number of Common Shares reserved for issuance	22,042,927	2,000,000	100,000
Percent of Common Shares outstanding (approximate)	10.00%	0.09%	0%
Number of Common Shares issuable upon exercise or vesting of option or right	13,289,215	788,913	3,677
Percent of Common Shares outstanding (approximate)	6.03%	0.36%	0%
Weighted average exercise price	$5.84	n/a	n/a
Number of Common Shares remaining available for future issuances	8,753,712	1,211,087	96,323

(1) The Company’s performance in January to December 2009 results in a 125% multiplier for the 504,050 PSUs granted.

Employment Contracts

Rick Van Nieuwenhuyse

Mr. Van Nieuwenhuyse has been employed by the Company as President and Chief Executive Officer since May 1, 1999. Upon the expiry of Mr. Van Nieuwenhuyse’s original employment agreement, a new employment contract with an indefinite term was entered into in July 2008. For the fiscal year ended November 30, 2009, Mr. Van Nieuwenhuyse was entitled to an annual salary of $646,000. Mr. Van Nieuwenhuyse’s salary is subject to annual review by the Board of Directors; however, in no event will the salary payable in respect of a fiscal year be less than the salary payable in the previous fiscal year.

In the event of a change of control of the Company, the Company shall continue to employ Mr. Van Nieuwenhuyse, Mr. Van Nieuwenhuyse shall continue to serve the Company in the same capacity and Mr. Van Nieuwenhuyse shall have the same authority, responsibilities and status that he had immediately prior to the change of control, subject to the Company’s right to terminate Mr. Van Nieuwenhuyse’s employment upon payment of severance. Notwithstanding the foregoing, Mr. Van Nieuwenhuyse may elect to terminate his employment with the Company at any time after 90 days following the date on which there is a change of control and within 180 days of the date on which there is a change of control. If Mr. Van Nieuwenhuyse makes such an election, the Company is required to pay to Mr. Van Nieuwenhuyse a lump sum payment equal to three times his annual base salary plus three times his annual incentive pursuant to the Company’s annual incentive program.

If the employment contract is terminated (i) by Mr. Van Nieuwenhuyse upon a material breach by the Company, or (ii) by the Company at any time other than upon a change of control, the Company is obliged to pay Mr. Van Nieuwenhuyse a severance payment equal to two times his then current base salary plus two times his annual incentive pursuant to the Company’s annual incentive program. If Mr. Van Nieuwenhuyse becomes and remains physically or mentally incapable of substantially performing his duties as President and Chief Executive Officer of the Company for a period of not less than six months, the Company may terminate the employment contract and shall be obliged to pay Mr. Van Nieuwenhuyse his then current salary accrued to the date of termination, as well as his then-current base salary for an additional 12 months.

Pursuant to his employment contract, the Company is required to purchase a life insurance policy for Mr. Van Nieuwenhuyse in an amount not less than $500,000, the proceeds thereof to be paid in accordance with the direction of Mr. Van Nieuwenhuyse. Under the terms of Mr. Van Nieuwenhuyse’s original employment contract, he was provided an interest-free housing loan in the amount of US$182,000, of which US$8,272.73 is forgivable in each year during which Mr. Van Nieuwenhuyse remains employed with the Company. The entire amount of the loan is forgiven if Mr. Van Nieuwenhuyse’s employment with the Company is terminated for any reason.

Robert J. (Don) MacDonald, Gregory Johnson, Joseph Piekenbrock, and Elaine Sanders

Pursuant to an employment contract with the Company effective January 16, 2003, Mr. MacDonald is employed by the Company as Chief Financial Officer and Senior Vice President. For the fiscal year ended November 30, 2009, Mr. MacDonald was entitled to an annual salary of $300,000.

Pursuant to an employment contract with the Company effective January 1, 2003, Mr. Johnson is employed with the Company as Vice-President, Strategic Development. For the fiscal year ended November 30, 2009, Mr. Johnson was entitled to an annual salary of US$190,000 (C$219,716).

Pursuant to an employment contract with the Company effective January 1, 2003, Mr. Piekenbrock is employed with the Company as Vice-President, Exploration. For the fiscal year ended November 30, 2009, Mr. Piekenbrock was entitled to an annual salary of US$200,000 (C$231,280).

Pursuant to an employment contract with the Company effective September 1, 2006, Ms. Sanders is employed by the Company as Vice-President, Finance and Secretary. For the fiscal year ended November 30, 2009, Ms. Sanders was entitled to an annual salary of $200,000.

Each senior Officer’s salary is to be reviewed at least annually by the CEO. The CEO can make recommendations to the Board of Directors or the Compensation Committee of the Board of Directors regarding appropriate salary adjustments. In the event of a change of control of the Company, the Company is required to continue to employ the senior Officers in the same capacity. The Company is obligated to provide the senior Officers with group life, long-term disability, extended medical and dental insurance coverage in accordance with the policies and procedures of the Company in effect from time to time. The Company is obligated to provide the senior Officers with director’s and officer’s liability insurance appropriate to the nature of their responsibilities under their employment contracts.

Any senior Officer may terminate his or her obligations under his or her respective employment contract (i) at any time upon providing three months notice in writing to the Company; (ii) upon a material breach or default of any term of the agreement by the Company; or (iii) at any time after 90 days following the date on which there is a change of control and within 180 days of the date on which there is a change of control by providing one months notice in writing to the Company. The Company may terminate the senior Officer’s employment at any time for just cause or upon the senior Officer’s dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive days or 180 non-consecutive days calculated on a cumulative basis over any two-year period during the term of the agreement, or at any time upon making the severance payment. If the senior Officer’s employment agreement is terminated by the senior Officer as a result of a material breach or default of any term of the agreement by the Company, or after 90 days following the date on which there is a change of control, or if it is terminated by the Company at any time or in breach of the agreement, the senior Officer is entitled to receive within 10 days of the termination a severance payment equal to all compensation which is defined as annual base salary plus the annual incentive paid to the senior Officer for the previous fiscal year multiplied by two. If the employment agreement is terminated due to the senior Officer’s death or becoming disabled, the Company must pay to the senior Officer (or his or her estate) his or her then current salary accrued as of the date of termination and his or her then current salary for one year after the date of termination.

The contracts of each of Mr. MacDonald, Mr. Johnson, Mr. Piekenbrock, and Ms. Sanders continue indefinitely, unless and until terminated. Mr. MacDonald and Mr. Johnson’s employment contracts were terminated on April 1, 2010 and March 17, 2010 respectively, and they were paid severance according to the terms of their employment contracts.

Director Compensation

At the request of the Compensation Committee, a review of Directors’ compensation was conducted in November 2009. The Compensation Committee, after referring to market information provided by its outside compensation advisor, Mercer, determined to set Directors’ compensation above the median of the Company’s Peer Group for Director’s compensation:

The Company has chosen to target Directors’ compensation above the median of the peer group for the following reasons:

  NovaGold’s market cap is above the median of its peer group.

  NovaGold seeks to attract Directors with experience working for larger companies than that of our peer group because of our large joint venture partners.

Compensation targets for Directors are:

  For annual retainers, chair fees, and meeting fees – 62.5th percentile of the market

  For total direct compensation including stock options – 75th percentile of the market

Market compensation data was sourced from compensation data disclosed in the proxies of other publicly traded companies. As with the executives, the data was collected from the Company’s Peer Group.

Specifically, the data was collected from 16 Canadian-based companies focused primarily in gold mining with current market capitalizations that are generally comparable to NovaGold’s. NovaGold considers these 16 companies as the Company’s Peer Group.

Based on the market data provided by Mercer and upon recommendation by the Company’s Compensation Committee, the Board of Directors approved the following compensation structure for Directors effective December 1, 2009.

Activity	Compensation (US$)
Membership on Board of Directors	33,600	per annum
Preparation and attendance at Board meetings	1,150	per meeting
Compensation Committee Chair	6,200	per annum
Health and Safety Committee Chair	5,000	per annum
Audit Committee Chair	10,200	per annum
Preparation and attendance at Committee meetings	1,150	per meeting

Director Compensation Table

The summary compensation table below sets out the compensation provided to the Company’s Directors (excluding NEOs) for the fiscal year ended November 30, 2009.

Name	Fiscal Year	Fees Earned ($)	Share-based Awards ($)	Option-based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	Pension value ($)	All Other Compensation ($)	Total Compensation ($)
Tony Giardini	2009	44,690	Nil	412,681	Nil	Nil	Nil	457,371
Kalidas Madhavpeddi	2009	36,515	Nil	412,681	Nil	Nil	Nil	449,196
Gerald McConnell	2009	36,515	Nil	412,681	Nil	Nil	Nil	449,196
Clynton Nauman	2009	28,340	Nil	412,681	Nil	Nil	Nil	441,021
James Philip	2009	44,690	Nil	412,681	Nil	Nil	Nil	457,371

(1)	The 2009 stock option grants for Directors are vested 100% on grant date. Amounts in respect of option-based awards are based upon the Black-Scholes valuation model.

Deferred Share Unit Plan (“DSU”) for Directors

The DSU Plan has been established by the Company to promote the interests of the Company by attracting and retaining qualified persons to serve on the Board of Directors and give the Directors an opportunity to receive a portion of their compensation for serving as a Director in the form of securities of the Company. This vehicle also aligns the interests of Directors with those of the Shareholders by tying directors’ compensation to long-term shareholder value.

Under the DSU Plan, at least 50% of Directors’ annual retainers are credited into the DSU accounts of each Director. Directors are not eligible to receive these shares until they retire from the Company. This plan is effective from December 1, 2009.

Director’s Share Ownership

The Board of Directors established a policy requiring each Director to maintain a minimum holding of Common Shares and/or DSUs equal to $50,000 in April 2009. This holding will need to be achieved over five years.

The following table outlines the aggregate value of the Common Shares held by each Director on April 10, 2010.

Name	Eligible Share Holdings (common shares)		Share Ownership Guidelines
	#	$*	Requirement ($)	Proportion of Requirement Met
Clynton Nauman	291,252	2,283,416	50,000	4567%
Tony Giardini	735	5,762	50,000	12%
Gerald McConnell	10,736	84,170	50,000	168%
James Philip	735	5,762	50,000	12%
Kalidas Madhavpeddi	8,801	69,000	50,000	138%

* Based on the price of the Company’s Common Shares on the TSX as of April 10, 2010 of $7.84.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets information concerning all option-based and share-based awards outstanding for each Director (excluding NEOs) as of November 30, 2009. (This includes awards granted before the most recently completed financial year.)

Name	Grant Date	Option-based Awards				Share-based Awards
		Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in- the-money Options (1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested
Tony Giardini	28-May-2008	100,000	$8.16	27-May-2018	Nil	Nil	Nil
	08-Jan-2009	95,200	$2.45	07-Jan-2014	$329,392	Nil	Nil
	29-May-2009	150,000	$5.25	28-May-2014	$99,000	Nil	Nil
Kalidas Madhavpeddi	31-May-2007	100,000	$16.26	30-May-2017	Nil	Nil	Nil
	05-Apr-2008	35,000	$8.20	04-Apr-2018	Nil	Nil	Nil
	08-Jan-2009	100,000	$2.45	07-Jan-2014	$346,000	Nil	Nil
	29-May-2009	150,000	$5.25	28-May-2014	$99,000	Nil	Nil
Gerald McConnell	23-May-2002	75,000	$4.35	22-May-2012	$117,000	Nil	Nil
	28-Apr-2003	5,500	$3.60	27-Apr-2013	$12,705	Nil	Nil
	08-Mar-2004	100,000	$6.60	07-Mar-2014	Nil	Nil	Nil
	17-Jan-2005	75,000	$8.86	16-Jan-2015	Nil	Nil	Nil
	10-Mar-2006	75,000	$14.06	09-Mar-2016	Nil	Nil	Nil
	05-Apr-2008	35,000	$8.20	04-Apr-2018	Nil	Nil	Nil
	08-Jan-2009	5,146	$2.45	07-Jan-2014	$17,805	Nil	Nil
	29-May-2009	150,000	$5.25	28-May-2014	$99,000	Nil	Nil
Clynton Nauman	23-May-2002	75,000	$4.35	22-May-2012	$117,000	Nil	Nil
	28-Apr-2003	100,000	$3.60	27-Apr-2013	$231,000	Nil	Nil
	08-Mar-2004	100,000	$6.60	07-Mar-2014	Nil	Nil	Nil
	17-Jan-2005	75,000	$8.86	16-Jan-2015	Nil	Nil	Nil
	10-Mar-2006	75,000	$14.06	09-Mar-2016	Nil	Nil	Nil
	05-Apr-2008	35,000	$8.20	04-Apr-2018	Nil	Nil	Nil
	08-Jan-2009	100,000	$2.45	07-Jan-2014	$346,000	Nil	Nil
	29-May-2009	150,000	$5.25	28-May-2014	$99,000	Nil	Nil
James Philip	08-Mar-2004	100,000	$6.60	07-Mar-2014	Nil	Nil	Nil
	17-Jan-2005	75,000	$8.86	16-Jan-2015	Nil	Nil	Nil
	10-Mar-2006	75,000	$14.06	09-Mar-2016	Nil	Nil	Nil
	05-Apr-2008	35,000	$8.20	04-Apr-2018	Nil	Nil	Nil
	08-Jan-2009	100,000	$2.45	07-Jan-2014	$346,000	Nil	Nil
	29-May-2009	150,000	$5.25	28-May-2014	$99,000	Nil	Nil

(1) Based on the price of the Company’s Common Shares on the TSX on November 30, 2009 of $5.91 less the option exercise price.

Value Vested or Earned During the Year

The following table sets out information concerning the value of incentive plan awards—option-based and share-based awards as well as non-equity incentive plan compensation—vested or earned by each Director (other than NEOs) during the financial year ended November 30, 2009.

Name	Option-based Awards Value Vested During the Year (1) ($)	Share-based Awards Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During The Year ($)
Tony Giardini	445,000	Nil	Nil
Kalidas Madhavpeddi	445,000	Nil	Nil
Gerald McConnell	445,000	Nil	Nil
Clynton Nauman	445,000	Nil	Nil
James Philip	445,000	Nil	Nil

(1)	Based on the Company’s Common Share price on the TSX as of November 30, 2009 of $5.91 less the option exercise price.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As of November 30, 2009, the aggregate indebtedness to the Company and its subsidiaries of all Officers, Directors and employees, and former Officers, Directors and employees of the Company or any of its subsidiaries was nil except that under the terms of Mr. Van Nieuwenhuyse’s employment contract he was provided an interest-free housing loan in the amount of US$182,000, of which US$8,272.73 is forgivable in each year during which Mr. Van Nieuwenhuyse remains employed with the Company. The entire amount of the loan is forgiven if Mr. Van Nieuwenhuyse’s employment with the Company is terminated for any reason.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, nor any proposed nominee for election as director, nor any associate or affiliate of such informed person or proposed nominee, has had any material interest, direct or indirect, in any transaction entered into by the Company since the beginning of the most recently completed fiscal year.

AUDIT COMMITTEE

Information about the Company’s Audit Committee is provided in the Company’s most recent Annual Information Form (the “AIF”) under Item 9 “Officers and Directors – Audit Committee”. The AIF may be obtained from the Company’s public disclosure documents found on SEDAR at www.sedar.com and EDGAR at www. sec.gov.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors is committed to sound corporate governance practices, which are both in the interest of Shareholders and contribute to effective and efficient decision making. As part of the Company’s commitment to effective corporate governance, the Board of Directors, with the assistance of the Audit and Corporate Governance Committee, monitors changes in legal requirements and best practices.

During the past year, there have been several changes to the corporate governance and corporate governance disclosure requirements applicable to the Company. Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”), both of which came into force on June 30, 2005 and effectively replaced the Corporate Governance Guidelines of the Toronto Stock Exchange.

Set out below is a description of certain corporate governance practices of the Company, as required by NI 58-101.

Board of Directors

NP 58-201 recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With four of the six current directors considered independent, the Board of Directors is currently composed of a majority of independent directors. The four independent directors are: Kalidas Madhavepeddi, Gerald McConnell, Tony Giardini and James Philip. Rick Van Nieuwenhuyse is the President and CEO of the Company and therefore not considered independent. Clynton Nauman is the chief executive officer of a reporting issuer that the Company provides services to and is therefore not considered independent. With four of the six proposed Directors considered independent, the Board of Directors will be composed of a majority of independent Directors. The independent proposed Directors and the non-independent proposed Directors are identified above.

The Company has taken steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of management. The Board of Directors hold regular meetings every two months. Between the scheduled meetings the Board of Directors meet as required. The independent Directors meet on an as needed basis and have met on several occasions during the past year. Management also communicates informally with the Directors on a regular basis, and solicits advice from members or advisors on matters falling within their special knowledge or experience.

The Board of Directors have appointed three subcommittees: Compensation Committee, Audit and Corporate Governance (“Audit”) Committee and Environmental, Health, Safety and Sustainability (“EHSS”) Committee. The EHSS Committee was newly formed during the fiscal year. The functions of the EHSS Committee are to consider, assess and make recommendations to the Board of Directors as required or as mandated by the Board of Directors with respect to information relating to the Company’s mining and/or exploration projects and to keep under review programs and the carrying out of programs. During 2009, these activities were largely carried out by the Board of Directors as a whole; hence, only one formal meeting of the EHSS was required.

The attendance of the Directors at meetings of the Board of Directors and committees held between December 1, 2008 and November 30, 2009 was as follows:

Name	Board Meetings	Compensation Committee Meetings	Audit Committee Meetings	EHSS Committee Meetings
Tony Giardini	15 of 15 100%	8 of 8 100%	8 of 8 100%
Kalidas Madhavpeddi	13 of 15 87%		8 of 8 100%	1 of 1 100%
Gerald McConnell	15 of 15 100%	7 of 8 88%
Clynton Nauman	15 of 15 100%			1 of 1 100%
James Philip	13 of 15 87%	6 of 8 75%	8 of 8 100%
Rick Van Nieuwenhuyse	15 of 15 100%			1 of 1 100%

Currently, the following Directors serve on the following boards of directors of other public companies:

Name	Reporting Issuer
Rick Van Nieuwenhuyse	Etruscan Resources Inc. (TSX: EET) Inter-Citic Minerals Inc. (TSX-V: ICI) Alexco Resource Corp. (TSX: AXR) TintinaGold Resources Inc. (TSX-V : TAU) AsiaBaseMetals Resources Inc. (TSX-V : ABZ)
Gerald McConnell	Etruscan Resources Inc. (TSX: EET)
Clynton Nauman	Alexco Resource Corp. (TSX: AXR)

Board Mandate

The Board of Directors is responsible for the overall stewardship of the Company. The Board of Directors discharges this responsibility directly and through the delegation of specific responsibilities to committees of the Board of Directors. The Board of Directors works with management to establish the goals and strategies of the Company, to identify principal risks, to select and assess senior management and to review significant operational and financial matters. The Board of Directors does not have a written mandate.

The Board of Directors has appointed an Audit Committee to assist the Board of Directors in monitoring (i) the integrity of the financial statements of the Company, (ii) the independent auditor’s qualifications and independence, (iii) the performance of the Company’s internal financial controls and audit function and the performance of the independent auditors, and (iv) the compliance by the Company with legal and regulatory requirements. The members of the Audit Committee are elected annually by the Board of Directors at the annual organizational meeting. The members of the Audit Committee shall meet the independence and experience requirements of the NYSE AMEX LLC and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission (“SEC”). At least one member of the Audit Committee shall be an “audit committee financial expert” as defined by the SEC. The Company’s Audit Committee consists of fully independent members and the Company’s “audit committee financial expert” is James Philip. Audit Committee members shall not simultaneously serve on the audit committees of more than two other public companies. The Audit Committee meetings are held quarterly at a minimum. The Company’s Audit Committee Charter is available on the Company’s website at www.novagold.net and in print to any Shareholder who provides the Registrant with a written request.

Position Descriptions

The position descriptions for the chairs of each Board of Directors committee are contained in the committee charters. The chair of each of the Audit and Corporate Governance Committee and the Compensation Committee is required to ensure the Committee meets regularly and performs the duties as set forth in its charter, and reports to the Board of Directors on the activities of the Committee. The Board of Directors has not developed a written position description for the Chairman of the Board as this position is presently held by the CEO.

The Board of Directors has not developed a written position description for the CEO. Given the relatively small size of the Company and the length of time Mr. Van Nieuwenhuyse and the majority of the Board of Directors members have served in such capacities, the Board of Directors believes that the roles and responsibilities have been appropriately communicated through Board of Directors meetings and informal communications amongst the Board of Directors and Mr. Van Nieuwenhuyse.

Orientation and Continuing Education

The Company provides an orientation and education program to new Directors. This program consists of providing education regarding Directors’ responsibilities, corporate governance issues, committee charters and recent and developing issues related to corporate governance and regulatory reporting. The Company provides orientation in matters material to the Company’s business and in areas outside of the specific expertise of the Board of Directors members. All new members of the Board of Directors have historically been experienced in the mining sector so no general mining orientation has been necessary.

Continuing education helps Directors keep up to date on changing governance issues and requirements and legislation or regulations in their field of experience. The Board of Directors recognizes the importance of ongoing education for the Directors and senior management of the Company and the need for each Director and Officer to take personal responsibility for this process. To facilitate ongoing education, the CEO or the Board of Directors may from time to time, as required:

  Request that Directors or Officers determine their training and education needs;

  Arrange visits to the Company’s projects or operations;

  Arrange funding for the attendance at seminars or conferences of interest and relevance to their position; and

  Encourage participation or facilitate presentations by members of management or outside experts on matters of particular importance or emerging significance.

The Board of Directors also encourages senior management to participate in professional development programs and courses and supports management’s commitment to training and developing employees.

Ethical Business Conduct

The Board of Directors has adopted a Code of Business Conduct and Ethics (the “Code”) for the Company’s Directors, Officers and employees. A copy of the Code is available on SEDAR at www.sedar.com, and may be obtained by contacting the Company at the address given under “Additional Information” at the end of this Management Information Circular.

It is ultimately the Board of Directors’ responsibility for monitoring compliance with the Code. The Board of Directors has delegated this responsibility to the Audit Committee which, among other things, reviews the Code periodically. The Company has also established a Whistle Blower Policy whereby the Board of Directors has delegated the responsibility of monitoring complaints regarding accounting, internal controls or auditing matters to the Audit Committee. Monitoring of accounting, internal control and auditing matters, as well as violations of the law, the Code and other Company policies or directives, occurs through the reporting of complaints or concerns through an anonymous whistleblower hotline accessible by telephone, fax or internet.

Certain of the Company’s Directors serve as directors or officers of other reporting issuers or have significant shareholdings in other companies. To the extent that such other companies may participate in business ventures in which the Company may participate, the Directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Board of Directors, a Director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction. Any Director or Officer who may have an interest in a transaction or agreement with the Company is required to disclose such interest and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Company does not at this time have a specific committee responsible for the nomination of Directors. The nomination of Directors is currently addressed by the Board of Directors as a whole. When required, the Board of Directors collaborates with management to asses the appropriate size of the Board of Directors, to identify the necessary qualifications and skills of the Board of Directors as a whole and of each Director individually, to identify potential candidates and to consider their appropriateness for membership on the Board of Directors.

Compensation

Information regarding the responsibilities and operations of the Compensation Committee and the process by which compensation is determined is discussed above in “Report on Executive Compensation” and “Compensation of Directors”.

The Compensation Committee consists of three Directors: Messrs. McConnell, Giardini, and Philip. Mr. McConnell is the Chair of the Compensation Committee. Mr. McConnell formerly served as the President (December 1984–January 1998) and the CEO (January 1998–May 1999) of the Company. All members of the Compensation Committee are non-executive directors of the Company.

Compensation Consultant

The Compensation Committee has engaged Mercer to provide specific support to the Compensation Committee in determining compensation for the Company’s Officers and Directors during the most recently completed fiscal year. Such analysis and advice from Mercer includes, but is not limited to, executive compensation policy (for example, the choice of comparator group and compensation philosophy), total compensation benchmarking for the NEOs, and incentive plan design. In addition, this support has also consisted of (i) the provision of general market observations throughout the year with respect to market trends and issues; (ii) the provision of benchmark market data; and (iii) attendance at one Compensation Committee meeting to review market trends and issues, and one other meeting at which market analysis findings are presented to the Compensation Committee. Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer. In addition to this mandate, Mercer provides general employee compensation or benefits consulting services to the Company. The fees paid to Mercer for these services in 2009 was $40,590 and in 2008 was $34,072.

Other Board of Directors’ Committees

In addition to the Audit and Corporate Governance Committee and the Compensation Committee, the Company also has an Environmental, Health, Safety and Sustainability Committee (“EHSS”), which consists of three Directors. The functions of the EHSS Committee are to consider, assess and make recommendations to the Board of Directors as required or as mandated by the Board of Directors with respect to information relating to the Company’s mining and/or exploration projects and to keep under review programs and the carrying out of programs. During 2009, these activities were largely carried out by the Board of Directors as a whole; hence, only one formal meeting of the EHSS was required.

Assessments

The Board of Directors is responsible for selecting and appointing executive Officers and senior management and for monitoring their performance. The performance of executive management is annually measured against pre-set objectives and the performance of mining companies of comparable size. The Audit and Corporate Governance Committee is responsible for overseeing the development and implementation of a process for assessing the effectiveness of the Board of Directors, its committees and its members. The Audit and Corporate Governance Committee has determined that, given the size of the Company, continuing informal assessment is most appropriate at this time.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the person named in the proxy to vote the shares represented thereby in accordance with his best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. To request copies of the Company’s financial statements and management’s discussion and analysis, Shareholders should contact Elaine Sanders, Corporate Secretary, at NovaGold Resources Inc., Suite 2300, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Telephone 604-669-6227, Fax 604-669-6272. Financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year.

OTHER MATERIAL FACTS

There are no other material facts to the knowledge of the Board of Directors relating to the matters for which this Management Information Circular is issued which are not disclosed herein.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The contents and the sending of the Management Information Circular have been approved by the Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS, THIS 10th DAY OF APRIL, 2010.

“Rick Van Nieuwenhuyse”
Rick Van Nieuwenhuyse
President and Chief Executive Officer